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Exhibit

Exhibit	Description

99.1	Announcement on 2016/04/01: The Change of Deputy Spokesperson

99.2	Announcement on 2016/04/06: To announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd. on behalf of TLC Capital Co., Ltd.

99.3	Announcement on 2016/04/18: To announce the differences for 2015 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

99.4	Announcement on 2016/04/20: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2016/04/20: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2016/04/20: Represent subsidiary United Semiconductor (Xiamen) Co., Ltd.to announce related materials on acquisition of machinery and equipment

99.7	Announcement on 2016/04/22: UMC will convene Q1 2016 Investor Conference

99.8	Announcement on 2016/04/22: Represent subsidiary Omni Global Ltd. to announce related materials on acquisition of shares of ECP Vita Pte. Ltd. from subsidiary UMC Capital Corp.

99.9	Announcement on 2016/04/11 March Revenue

99.10	Announcement on 2016/04/11: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Change of Deputy Spokesperson

1.	Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer): acting spokesperson

2.	Date of occurrence of the change: 2016/04/01

3.	Name, title, and resume of the replaced person: Judy Jin, Manager of UMC

4.	Name, title, and resume of the replacement: Lan-Fu Tsau, Technical Manager of UMC

5.	Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):position adjustment

6.	Reason for the change: position adjustment

7.	Effective date: 2016/04/01

8.	Any other matters that need to be specified: None

Exhibit 99.2

To announce related materials on disposal of common shares of SuperAlloy Industrial Co., Ltd. on behalf of TLC Capital Co., Ltd.

1. Name of the securities: common shares of SuperAlloy Industrial Co., Ltd.
2. Trading date: 2015/10/20~2016/04/06
3. Trading volume, unit price, and total monetary amount of the transaction:

Trading volume: 2,497,000 shares, unit price: NTD 122.15,

total monetary amount: NTD 305,004,330

4. Gain (or loss) (not applicable in case of acquisition of securities): NTD 292,777,270
5. Relationship with the underlying company of the trade: none

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges):

TLC Capital Co., Ltd. cumulative volume: 7,306,877 shares; amount: NTD 35,779,586; percentage of holdings: 3.67%; status of any restriction of rights: none
Fortune Venture Capital Corp. cumulative volume: 1,929,759 shares; amount: NTD 9,449,451; percentage of holdings: 0.97%; status of any restriction of rights: none

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 1.91%; ratio of shareholder’s equity: 2.85%; the operational capital as shown in the most recent financial statement: NTD 46,571,003,000

8. Concrete purpose/objective of the acquisition or disposal: financing operation
9. Do the directors have any objections to the present transaction? : no
10. Any other matters that need to be specified: none

Exhibit 99.3

To announce the differences for 2015 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB

1. Date of occurrence of the event: 2016/04/18
2. Cause of occurrence: To announce the differences for 2015 consolidated financial statements between TIFRSs and IFRSs as issued by the IASB.
3. Content of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for (please enter in Chinese):

(1)Under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the Republic of China (TIFRSs), the Company reported consolidated net income attributable to the stockholders of the parent of NT$13,448,624 thousand, basic earnings per share of NT$1.08 and diluted earnings per share of NT$1.02 for the year ended December 31,2015. As of December 31, 2015, the Company reported total assets of NT$ 337,366,810 thousand, total liabilities of NT$ 108,549,407 thousand, non-controlling interests of NT$2,027,065 thousand, and equity attributable to the parent company of NT$226,790,338 thousand.

(2)For the purpose of filing the annual report on Form 20-F with the U.S. Securities and Exchange Committee (SEC), the Company prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to the stockholders of the parent of NT$ 13,254,071 thousand, basic earnings per share of NT$1.07 and diluted earnings per share of NT$1.02 for the year ended December 31,2015. As of December 31, 2015, the Company reported total assets of NT$335,354,293 thousand, total liabilities of NT$110,501,646 thousand, non-controlling interests of NT$2,027,065 thousand, and equity attributable to the parent company of NT$222,825,582 thousand.

(3)The differences between the Company’s 2015 consolidated financial statements on the basis of TIFRSs and IFRSs as issued by the IASB were primarily related to the timing of the recognition of 10% tax on unappropriated earnings and the accounting treatment of treasury stock.

4. Any other matters that need to be specified:
For more details, please refer to the 2015 Form 20-F we filed with the U.S. SEC.

Exhibit 99.4

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/02/17~2016/04/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 685,678,411; total transaction price: NT$ 685,678,411
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.5

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2016/02/16~2016/04/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 519,556,683; total transaction price: NT$ 519,556,683
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary United Semiconductor (Xiamen) Co., Ltd. to announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/12/11~2016/04/20
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: NT$ 609,133,800; total transaction price: NT$ 609,133,800
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): SCREEN Semiconductor Solutions Co., Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable

18.	Any other matters that need to be specified: None

Exhibit 99.7

UMC will convene Q1 2016 Investor Conference

1. Date of the investor conference: 2016/04/27
2. Time of the investor conference: 17:00
3. Location of the investor conference: Online teleconference

4.	Brief information disclosed in the investor conference: UMC Q1 2016 Financial and Operating Results.

5.	The presentation of the investor conference release: It will be released after the investor conference.

6.	Will the presentation be released in the Company’s website: Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.8

Represent subsidiary Omni Global Ltd. to announce related materials on acquisition of shares of ECP
Vita Pte. Ltd. from subsidiary UMC Capital Corp.

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of ECP Vita Pte. Ltd.(“ECP”)

2.	Date of occurrence of the event: 2016/04/22

3.	Volume, unit price, and total monetary amount of the transaction:

Volume: 9,000,000 shares; unit price and total amount:

The transfer upon reorganization is for no consideration.;

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Both Omni Global Limited and UMC Capital Corp., are subsidiaries 100% owned by UMC

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:

To enhance transparency and accountability of the companies; N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:

UMC Capital Corp. is subsidiaries 100% owned by UMC 2012/05/28US$9,000,000

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9.	Terms of delivery or payment (including payment period and monetary amount) restrictive covenants in the contract, and other important stipulations:

In accordance with the terms of transfer agreement.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: In accordance with the board resolutions of the parties

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Cumulative volume: 9,000,000 shares; Amount: Net value of ECP, US$11,684,236; Shareholding percentage: 100%; Status of any restriction of rights: None.

12.	Current ratio of long or short term securities investment

( including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 0.14%; Ratio of shareholder’s equity: 0.19%; The operational capital as shown in the most recent financial statement: $30,769,710,000 NTD.

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposal: Reorganization

15.	Net worth per share of the underlying securities acquired or disposed of: Approximately US$1.30

16.	Do the directors have any objection to the present transaction? : No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : N/A

18.	Any other matters that need to be specified: N/A

Exhibit 99.9

United Microelectronics Corporation
April 11, 2016

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2016.

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
March	Net sales	12,919,174	12,710,166	209,008	1.64%
Year-to-Date	Net sales	34,404,079	37,649,644	(3,245,565)	(8.62%)

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,404,230
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.10

United Microelectronics Corporation
For the month of March, 2016

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 29, 2016	Number of shares as of March 31, 2016	Changes

Vice President	S S Hong	636,406	386,406	(250,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	February 29, 2016	March 31, 2016	Changes
—	—	—	—	—